

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 19, 2017

Kinney L. McGraw
Chairman and President
McGraw Conglomerate Corporation
711 Berkshire Court
Downers Grove, IL 60516

**Re: McGraw Conglomerate Corporation
         Offering Statement on Form 1-A
         Filed December 23, 2016
         File No. 024-10657**

Dear Mr. McGraw:

    We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I
Item 2. Issuer Eligibility

1.   Your Offering Circular indicates that you are a newly formed company and you expect to use the offering proceeds to acquire controlling interests and manage various companies, including an automotive dealer service company, a mixed martial arts training center, an insurance or re-insurance company, and a residential and commercial construction company. Please revise the Offering Circular to identify all targeted entities and explain the status of any arrangement with each identified entity. To the extent that you are unable to identify these targeted entities in the Offering Circular, please refer to Securities Act Rule 251(b)(3) and withdraw the Form 1-A.

Part II
Cover Page of Offering Circular

2.   Please revise your cover page to provide the information required by Part II, Item 1 of the Form 1-A. For example, please revise to disclose your name, the title and amount of securities being offered, and the termination date of the offering period. Please limit your cover page disclosures to one page.

3.   Please revise the cover page to eliminate any inference that you presently are a business conglomerate. Refer to the Instruction to Item 1(a).

Distribution Spread, page 3

4.   We refer to your statement in the third paragraph on page 3 and on page 26 that the duration of the offering period may be extended beyond the initial 90 days for an additional 180 days. We also refer to your statement in the fourth paragraph on page 8 that the offering period would be for 9 months, and could be extended for periods up to a total of 24 months. Please reconcile your disclosures.

5.   We refer to your disclosure in footnote 1 on page 4 indicating that you "may enter into posting agreements with crowd funding websites…in connection with this offering. We also note your disclosure on page 27 concerning "equity crowdfunding efforts."   Please tell us whether you are conducting this offering, or a separate offering, pursuant to the exemption provided by Section 4(a)(6) of the Securities Act.

Item 3. Summary of Offering, page 7

Non-Reliance on Third-Party Information, page 7

6.   Please revise to remove the disclaimer for the accuracy and sufficiency of your disclosure. Also tell us your basis for disclosing that you do not have liability for the authenticity of the information contained in the offering circular.

Advice of Forward-Looking Information, page 7

7.   The safeharbor provisions that you cite in the first sentence under the heading do not apply to this offering. Accordingly, please revise to remove these references.

Emerging Growth Company Status, page 10

8.   Your statements that you are an emerging growth company under the JOBS Act imply that you are registering the issuance of the securities under the Securities Act. Please delete these references.

<u>Risk Factors</u>
<u>The risk of relying on a management team . . ., page 13</u>

9.   Based on your disclosure on page 43, it does not appear that your sole officer and director has experience owning or managing medical facilities, dealership services, sports entertainment or oil fields, all of which are cited as your targeted businesses. If true, expand your discussion to highlight management's lack of experience in these targeted areas.

<u>Item 5. Plan of Distribution, page 26</u>

10.   Please reconcile your disclosure in the second paragraph on page 26 regarding the $500,000 minimum offering amount and the disclosure in the last paragraph on this same page which states a different amount.

11.   We refer to your statement on page 27 that you will provide offering notifications through your website, and your statement on page 29 that your website has not yet been fully developed and may never be. Since your website is currently not available, please revise your statement on page 27 to clarify how investors will be notified.

<u>Item 6. Use of Proceeds, page 32</u>

12.   Please reconcile your statement on page 34 that you will not pursue a medical management company unless you receive the maximum amount with your statement on page 35 that if you receive the minimum amount of the offering, you will secure a medical operations management team, and your statement on page 42 that you will commence building a medical facility if you receive at least $1 million.

13.   Given the maximum size of this offering, please tell us your basis for concluding that you will be able to acquire a majority interest in an oil business producing thousands of barrels every day.

<u>Item 10. Directors, Executive Officers, and Significant Employees, page 43</u>

14.   In the section discussing Mr. McGraw's background and business experience, please revise to state the names of the mortgage and finance firm, the banking operation, and the consulting firm.

15.   We note your disclosure in the final sentence on page 44 that Mr. McGraw is a disqualified person under Rule 262. To the extent this he is a disqualified person, please refer to Rule 262(a) and withdraw the Form 1-A.

Item 14. Securities Being Offered, page 48

16.   We note your statement here in the first paragraph of this section that there were
        20,000,000 shares of common stock outstanding as of November 30, 2016. However,
        based on the balance sheet, it appears that there is still a subscription receivable for those
        shares. Please clarify whether the 20,000,000 shares have been paid for and are currently
        issued and outstanding.

17.   Please tell us which sections of your articles of incorporation provide for a classified
        board with three-year director terms. Also tell us which sections of your articles address
        removal of directors, filling director vacancies, and increasing the size of the board.

Part F/S
Report of Independent Registered Public Accounting Firm, page F-1

18.   The report of your independent registered public accounting firm does not include the
        city, state, or a conformed signature. Please refer to Regulation S-X, Rule 2-02(a) and
        Regulation S-T Item 302 which provides guidance on including signatures in electronic
        filings.

Part III – Exhibits

Exhibits

19.   Please file the escrow agreement as an exhibit. Refer to Item 17.8 of Form 1-A.

20.   Please amend to include the written consent of your independent registered public
        accounting firm to include their report. Refer to Item 17.11(a)(i) of the Instructions to
        Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Randall S. Goulding, Esq. — Securities Counselors, Inc.